Exhibit 99.2

ALL RIGTHS BELONG TO FUSION - FUEL – ENDLESS ENERGY. UNLIMITED FUTURE.

FUSION FUEL™

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2020 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2020.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

ALL RIGHTS RESERVED TO FUSION FUEL

ALL RIGTHS BELONG TO FUSION - FUEL AGENDA ▪ Chairman’s Remarks ▪ Focus on Fusion ▪ 3Q/2021 Highlights & Financial Review ▪ Business Update ▪ 2021 Milestones ▪ Q&A

ALL RIGTHS BELONG TO FUSION - FUEL 01 – FOCUS ON FUSION

ALL RIGTHS BELONG TO FUSION - FUEL 0 1 — FOCUS ON FUSION

ALL RIGTHS BELONG TO FUSION - FUEL 0 1 — MARKET DYNAMICS: GREY HYDROGEN 1 Source: FRED Economic Data: Global price of Natural gas, USD per Million Metric British Thermal Unit Monthly, EU (PNGASEUUSDM) ▪ Natural gas prices are the major driver of the cost of grey hydrogen production ▪ European natural gas p rices have increased over 5 x in the last year ▪ At gas prices of $ 32 /MMBTU, an estimated energy cost to produce grey hydrogen in Europe is over € 4 /kg (excluding carbon costs) ▪ Grey hydrogen is expected to see increasing costs from carbon charges in the coming years ; the price of EU carbon permits have increased over 80 % during 2021 Cost Gap between Grey & Green Hydrogen has Narrowed Considerably, Most Notably in Europe 0 5 10 15 20 25 30 35 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Global Price of Natural Gas, EU, U.S. Dollars per MMBTU 1

ALL RIGTHS BELONG TO FUSION - FUEL ▪ Energy costs are a major driver of LCOH for standalone grid - connected electrolyzer solutions ▪ Renewable energy from the grid can be subject to significant volatility ; Iberian electricity prices have increased 230 % in the last 12 months ▪ At current electricity prices of € 140 /MWh, the estimated energy cost to produce green hydrogen in Iberia is over € 7 /kg 2 when using power from the electrical grid ▪ Off - grid, integrated solutions, like the HEVO - SOLAR, can insulate against price volatility and provide cost efficient production of green h ydrogen Integrated and Off - Grid Electrolysis Solutions have a Material Cost and Volatility Advantage 0 1 — MARKET DYNAMICS: GREEN HYDROGEN 1 Source: OMIE Iberian Daily Spot Prices 4 Nov 2020 to 4 Nov 2021 2 Assumptions: PEM electrolyzer with a 52 kWh/kg efficiency in power to hydrogen conversion Note: electricity prices do not include any grid charges that a consumer may incur 0 50 100 150 200 250 300 350 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21 Oct-21 Nov-21 Iberian Electricity Prices, Daily Average, EUR / MWh 1

ALL RIGTHS BELONG TO FUSION - FUEL 02 – Q3 HIGHLIGHTS & FINANCIAL REVIEW

ALL RIGTHS BELONG TO FUSION - FUEL 0 2 — Q3/2021 HIGHLIGHTS ▪ Entered into an EPC agreement with Exolum to deliver a turnkey 0 . 42 MW Green Hydrogen Plant and a Hydrogen Refueling Station ▪ Received approval for € 4 . 3 m in POSEUR funding for Fusion Fuel ´ s HEVO - Sul project . € 2 . 4 m for PRIO Energy and € 2 . 5 m for KEME Energy were also approved, both of which will use Fusion Fuel technology in their projects ▪ Announced the HEVO Ammonia Morocco Project at a ceremony in Rabat, to be co - developed with CCC, and with Vitol managing the offtake of the green hydrogen ▪ Appointed André Antunes as Chief Production Officer and Member of the Executive Committee ▪ Grupo ISQ, an independent auditor, conducted performance test of the HEVO - SOLAR at the Evora plant . The test successfully validated the operation of the system and showed 10 + % improvement in performance compared to the previous generation ▪ Submitted funding applications for 6 projects for various programs available in Portugal ▪ Started the licensing process for 8 projects across Portugal and Spain

FUSION FUEL™

02— FINANCIAL DATA (UNAUDITED)

KEY FINANCIALS & FIGURES (€000'S) (Unaudited)	Q3 2021	Q2 2021	Q1 2021
REVENUES[1]	**-**	**30**	**464**
COST OF SALES	**-**	**(30)**	**(464)**
TOTAL OPERATING EXPENSES	**(6,969)**	**(6,114)**	**(6,484)**
o/w share-based payment (non-cash) expenses[3]	(5,007)	(4,815)	(4,815)
o/w operating expenses[4]	(1,962)	(1,299)	(1,669)
OPERATING (LOSS)	**(6,969)**	**(6,114)**	**(6,484)**
PRE-TAX PROFIT INCOME (LOSS)	**1,603**	**(6,710)**	**3,576**
o/w fair value movement – warrants[5]	7,496	(414)	8,801
o/w foreign exchange gains/(losses)[2]	1,076	(182)	1,259
CASH & CASH EQUIVALENTS	**42,279**	**50,201**	**61,796**

[1] Revenues are related with the supply of custom-made components and raw materials to our production partner MagP, S.A. for further processing and production of the HEVO-SOLAR units. Due to a change in the legal agreement between Fusion Fuel and the production partner, no revenues and cost of sales of dedicated raw material transfers between the entities shall be recorded in the income statement.

[2] Certain prior quarter amounts have been reclassified for consistency with the current quarter presentation. These reclassifications had no effect on the reported results of the operations and were all related to foreign exchange gains/losses that, which are now classified as finance costs instead of operating costs.

[3] As part of the merger in December 2020, the Company agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became employees of and service providers to the Company. As these awards are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share and warrant awards in equity with a corresponding compensation expense in the income statement. The shares and warrants expected to be awarded are estimated and measured at grant-date fair value and attributed to the income statement on a straight-line basis from the period from grant to expiration on June 30, 2022. During Q3, we recorded an IFRS 2 charge amounting to €0.2m relating to the 2021 Equity Incentive Plan (the EIP Plan). See further details of the EIP Plan on slide 11. These are non-cash expenses.

[4] These expenses are related with the operational activity by the Group.

[5] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW. The fair value of non-tradeable warrants is determined with reference to the market value of the traded warrants, adjusted for an illiquidity discount of 5%. The Company concluded that it made errors in calculating the fair value movements on the warrants exercised during Q1 2021 and the fair value gain originally disclosed was incorrect. The above amounts have been updated to correct this error. No warrants were exercised during Q2 and Q3 2021. The Company has implemented a change to the current process for calculating fair value movements with respect to its derivative financial instruments. These fair value movements represent non-cash items.

ALL RIGHTS RESERVED TO FUSION FUEL

ALL RIGTHS BELONG TO FUSION - FUEL SHARES, WARRANTS AND RSUs AT PERIOD END Q3 2021 Q2 2021 Q1 2021 ORDINARY SHARES Class A 10,998,722 10,998,722 10,993,722 Class B 2,125,000 2,125,000 2,125,000 TOTAL SHARES OUTSTANDING 13,123,722 13,123,722 13,118,722 WARRANTS OUTSTANDING 8,869,633 8,869,633 8,869,633 RSUs OUTSTANDING 1 32,695 - - 1 On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which auth orized the Company to grant up to 1,000,000 ordinary shares in the form of incentive share options, non - qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The purp ose of the 2021 Plan is to provide the Company with the flexibility to issue share - based awards as part of an overall compensation package to attract and retain qualified personnel. 32,695 Restricted - share Units (RSUs) were granted to 26 employees during the three months ended September 30, 2021. The Company considers the RSUs to be service awards under IFRS 2 and classifies the expected share awards in equity with a corresponding compensation expense in the income statement. The RSUs are estimated and me asured at grant - date fair value and attributed to the income statement over their vesting period (over three years on a graded basis). This is a non - cash expense. 0 2 — FINANCIAL DATA (UNAUDITED)

ALL RIGTHS BELONG TO FUSION - FUEL 03 – BUSINESS UPDATE

ALL RIGTHS BELONG TO FUSION - FUEL 03 — BUSINESS UPDATE 1 — 2 — 3 — EVORA PLANT GO - LIVE MOU s & HPA s SIGNED PRODUCTION FACILITY The go - live of our first h ydrogen p lant is critical to pro ve the industrial scale effectiveness of our HEVO SOLAR system and to establish a track record for technology bankability Hydrogen plants take time to obtain licenses, permits and to develop. Therefore, multi - year commitments with credible counterparts to purchase hydrogen are important to deliver on revenue targets The buildout of our new production facility and delivery of the first units from that facility are important to avoid delays to growth plan Our three key milestones for 2021:

FUSION FUEL™

03—
PORTUGAL EVORA

Fusion Fuel's utility scale demonstrator facilities in Evora with 55 HEVO-SOLARs producing ~60 tons of green hydrogen per year.

The Evora green hydrogen project is being developed in two phases:

PHASE 1 – H2Évora

15

15 HEVO-SOLAR units
Producing green hydrogen from solar radiation and pilot hydrogen for grid storage using a fuel cell

Construction & Development complete, commissioning of plant has been requested

STATUS



PHASE 2 – GreenGas

40

40 HEVO-SOLAR units
Inject green hydrogen into the natural gas network and sell in cylinders to industrial users

Civil construction complete, solar trackers installed, rolling out HEVO units to plant

STATUS



55
HEVO-SOLAR units

60
tons of green hydrogen

ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — PORTUGAL HEVO - SUL Located in Sines Portugal, the project will produce green h ydrogen , a portion of which will be used to create g reen a mmonia , and the remaining will be mixed into the natural gas grid and bottled for industrial uses. ▪ €8m Total Project Investment ▪ €4.3m secured in POSEUR Funding ▪ 178 HEVO - SOLAR units ▪ 10 ha of land secured ▪ 418 tons of green hydrogen produced annually 178 418 HEVO - SOLAR units tons of green hydrogen of day & nighttime production 8M investment

ALL RIGTHS BELONG TO FUSION - FUEL ▪ Signed a contract with Exolum, a leading European fuel logistics and storage provider, to develop a solar - to - hydrogen plant to supply green hydrogen in Madrid, Spain . It is the first 3 rd party sale of the HEVO - Solar units, which will supply the green hydrogen to one of Spain’s first hydrogen refueling stations . ▪ 21 HEVO - SOLAR units and a co - located refueling station , serving as proof of concept of hydrogen for mobility applications . ▪ In addition, the facility is expected to more than double its output using other renewable energy sources to produce emissions - free hydrogen at night . 21 HEVO - SOLAR TRACKERS HRS CO - LOCATED 0 3 — SPAIN

ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — MOROCCO ▪ HEVO Ammonia Morocco t argeted to produce ~31,000 tons of green hydrogen to produce ~180,000 tons of green ammonia and avoid ~280,000 tons of CO 2 per year. ▪ Joint development by Fusion Fuel and Consolidated Contractors Company, a global construction company offering a full suite of services across the entire EPC value chain. ▪ Vitol, one of the world’s leading energy and commodities companies, will manage the offtake of the green ammonia. ~31,000 ~180,000 ~280,000 850m TONS TONS AVOIDED TONS

FUSION FUEL™

03— PORTUGAL FUNDING PROGRAMS

Program	Funds Available	Scope	Timings	Projects Related to Fusion Fuel
POSEUR	40 M€	Call for innovative green hydrogen projects	Closed	Fusion Fuel was awarded for one project and will be technology provider for another two
PRR Plano de Recuperação e Resiliência	185 M€ Component 14	Hydrogen and renewable gases production projects	First call of €62m will close by the end of this year	Fusion Fuel will submit three projects
	715 M€ Component 11	Industry decarbonization, incl. renewable gases, namely hydrogen	Not yet open	Fusion Fuel is developing several projects to be submitted next year
	930 M€ Component 5	Mobilizing Agendas: broad mechanism, supporting the whole H2 value-chain	Open	Six projects were submitted for the first phase of the call
2030 PORTUGAL	100 M€	Support to renewable gases production projects	Not yet open	Fusion Fuel is developing a project to be submitted
	260 M€	Industry decarbonization		
EU	~1,600 M€	Innovation Fund (€1bn p.a. for large projects + €100m p.a. for smaller projects); Horizon Europe	Call closes end on 3rd March 2022	Fusion Fuel is developing projects to be submitted

FUSION FUEL™

03— SPAIN FUNDING PROGRAMS

Program	Funds Available	Scope	Timings	Projects Related to Fusion Fuel
moves	100 M€	MOVES II program for sustainable mobility	Call closes on 25th November 2021	Fusion Fuel will supply technology for seven applications
Plan de Recuperación, Transformación y Resiliencia	155 M€ Component 9.I1	Renewable Hydrogen	Not yet open	Fusion Fuel is developing several projects to be submitted
	2,000 M€ Component 1.I2	Sustainable mobility for urban and metropolitan environments		
	2,987 M€ Component 6.I1	Trans-European transport network		
	~1,600 M€	Innovation Fund (€1bn p.a. for large projects + €100m p.a. for smaller projects); Horizon Europe	Call closes end on 3rd March 2022	Fusion Fuel is developing projects to be submitted

ALL RIGTHS BELONG TO FUSION - FUEL SPAIN 0 3 — GREEN HYDROGEN PROJECTS 1 ´ 105 Ha Land secured PORTUGAL 1 ´ 378 Ha Land secured MOROCCO 650 Ha Land secured 6 Projects in licensing process 2 Projects in licensing process 1 Projects in licensing process Given the significant project pipeline in place, Fusion Fuel has secured substantial amounts of land for potential projects, with several already in the licensing stage.

ALL RIGTHS BELONG TO FUSION - FUEL AUSTRALIA USA MORROCO SOUTHERN EUROPE 0 3 — BUSINESS DEVELOPMENT OVERVIEW MIDDLE EAST INDIA CHILE

ALL RIGTHS BELONG TO FUSION - FUEL 04 – 2021 MILESTONES

ALL RIGTHS BELONG TO FUSION - FUEL 0 4 — 2021 MILESTONES 1 — EVORA PLANT GO - LIVE Phase I: Project installation complete and commissioning (authorization to go - live) has been requested Phase II: 40 solar trackers installed, rolling out HEVO units and BoP equipment 2 — MOU s & HPA s SIGNED Tech Sales: Exolum HPA: POSEUR done, several HPAs in advanced stages of discussion 3 — PRODUCTION FACILITY Real estate secured and renovations underway, expected to be completed in December. Facility go - live in Q3 2022 The three key milestones are well underway:

ALL RIGTHS BELONG TO FUSION - FUEL WWW.FUSION - FUEL.EU